UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2018

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On March 9, 2018, Verona Pharma plc (the “Company”) issued a press release reporting the grant of Restricted Share Units and Share Options to people discharging managerial responsibilities (the "RSU Press Release"). The Company also issued a press release announcing its Annual Report and Accounts for the year ended December 31, 2017 and giving notice of the of the Annual General Meeting (the "AGM Press Release").
The RSU Press Release and the AGM Press Release are furnished herewith as Exhibits 1 and 2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Press release announcing grant of Restricted Share Units and Share Options dated March 9, 2018
2	Press release announcing Annual Report and Accounts and Notice of AGM dated March 9, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: March 29, 2018	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel